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FOR IMMEDIATE RELEASE
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     EDB BUSINESS PARTNER ASA COMPLETES TENDER OFFER FOR TELESCIENCES, INC.

OSLO, NORWAY, DECEMBER 8 - EDB Business Partner ASA announced today that it has completed its tender offer to purchase the outstanding shares of common stock of Telesciences, Inc. (NASDAQ:TLSI) for $8.79 per common share.

The offer expired at 12:00 Midnight, New York City time, on Tuesday, December 7, 1999. As of the expiration of the offer, 958,514 shares of common stock of Telesciences had been tendered, including 8,327 shares tendered by guaranteed delivery, which constitutes approximately 91.75% of the outstanding common stock of Telesciences.

Following the consummation of the tender offer, EDB 4tel Acquisition Corp., a wholly owned subsidiary of EDB Business Partner ASA, will be merged with and into Telesciences. Holders of Telesciences, Inc. common stock, other than EDB 4tel Acquisition Corp., will receive $8.79 per share in cash pursuant to the merger. After the merger, Telesciences, Inc. will be wholly owned by EDB Business Partner ASA.

Headquartered in Oslo, with offices in Norway, Ireland, Sweden, the Netherlands and France, EDB Business Partner ASA has more than 2,200 employees. Its subsidiary, EDB 4tel, a Norwegian limited company, originated in the R&D division of Telenor, Norway's incumbent telecom operator, and was spun off as a separate business unit in 1998 before merging with one of Norway's leading IT groups - EDB Business Partner ASA.

Serving telecommunications and information service providers worldwide for 30 years, Telesciences, Inc is an ISO certified company. Telesciences is recognized as a leader in the provision of real-time billing data collection and processing, fraud management and traffic management systems. Additional information on Telesciences can be found on its home page at http://www.telesciences.com.

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, the volatility of international markets, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Telesciences, Inc.'s filings with the Securities and Exchange Commission.


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COMPANY CONTACT:
Eivind Kinck
Executive Vice President
EDB Business Partner ASA
Phone: 011 47 22 72 8001